UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on October 31, 2024, titled “Gauzy Ltd. Adds Second Production Shift in Europe to Meet Strong Demand; Releases Preliminary Third Quarter Revenue Range and Provides Fourth Quarter Guidance”.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release titled: “Gauzy Ltd. adds Second Production Shift in Europe to Meet Strong Global Demand; Releases Preliminary Third Quarter Revenue Range and Provides Fourth Quarter Guidance”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2024	Gauzy Ltd.

	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

2